UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2011

________________

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated May 4, 2011.

Exhibit 99.1

GOLAR LNG LIMITED - Increase in Issued Share Capital

Further to the announcement on April 26 that Golar LNG Limited (the "Company" or "Golar") had acquired shares in Golar LNG Energy ("Energy") from institutional and other investors via a share swap, the Company confirms that its issued share capital has been increased by 6,052,073 to 74,250,773.  The additional shares in the Company have been issued to Energy shareholders who accepted the offer of one share in the Company for every 6.06 Energy shares held.  Further shares in the Company will be issued to Energy shareholder World Shipholding, the Company's major shareholder.  The Company will acquire 33,640,153 shares in Energy from World Shipholding in exchange for 5,551,180 additional shares in the Company upon filing of a prospectus. The total number of shares outstanding after the two issues will be 79,801,953.

Golar LNG Limited
May 4, 2011
Hamilton, Bermuda.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: May 4, 2011	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer